Compensation Agreement

This Compensation Agreement (the “Agreement”) is made and entered into as of May 1st, 2024, by and between EcoPLUS, Inc., a public company incorporated and governed by the laws of the State of Wyoming and traded on the OTCPK with the ticker ECPL (the “Company”), and Vincent Cammarata (the “Employee”).

1. Position and Duties

1.1 Position: Vincent Cammarata is appointed as the Chairman of the Board of Directors of the Company.

1.2 Duties of the Chairman: The Employee, as Chairman of the Board of Directors, shall perform all duties customarily associated with the position of a Chairman in a small public company, which include but are not limited to:

●Leading the Board of Directors and ensuring its effective functioning.

●Setting the agenda for Board meetings in collaboration with the CEO and other board members.

●Presiding over Board meetings and ensuring they are conducted in an efficient and productive manner.

●Ensuring that the Board operates within its governance framework and that there is effective communication between the Board and management.

●Overseeing the hiring, evaluation, and compensation of the CEO.

●Providing leadership to the Board and ensuring that the Board members receive accurate, timely, and clear information.

●Ensuring the Board members are involved and participate in the Board’s activities.

●Representing the Board to shareholders and ensuring that shareholder views are communicated to the Board.

●Ensuring the Company’s prosperity by collectively directing the Company’s affairs while meeting the appropriate interests of its shareholders and stakeholders.

●Overseeing the Company’s financial performance, investments, and other business ventures.

●Ensuring effective organizational planning and evaluating the effectiveness of the organization’s programs.

●Ensuring adequate resources and managing them effectively.

●Enhancing the organization’s public standing and ensuring legal and ethical integrity.

2. Compensation

2.1 Monthly Compensation: The Company agrees to pay the Employee a monthly salary of $2,000.00 for his position as Chairman of the Board of Directors.

2.2 Payment Terms: The compensation described in Section 2.1 shall be payable in arrears on the last day of each calendar month, starting on May 31st, 2024.

2.3 Deferred Compensation: If the Board of Directors determines that the payment of the compensation would place an undue burden on the Company’s cash flows, the compensation due may be deferred. The deferred compensation shall be paid as soon as the Company’s financial situation permits, as determined by the Board of Directors.

3. Term and Renewal

3.1 Term: This Agreement shall commence on May 1st, 2024, and shall continue for a period of one (1) year.

3.2 Renewal: This Agreement shall automatically renew for successive one-year terms unless either party provides written notice of non-renewal at least thirty (30) days prior to the end of the then-current term.

4. Miscellaneous

4.1 Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming.

4.2 Entire Agreement: This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to such subject matter.

4.3 Amendments: Any amendments or modifications to this Agreement must be in writing and signed by both parties.

4.4 Severability: If any provision of this Agreement is found to be invalid or unenforceable, the remaining provisions shall continue to be valid and enforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

EcoPLUS, Inc.

/s/ Vincent Sablone

Name: Vincent Sablone

Title: Director

Date: May 1, 2024